                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

September 17, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard World Fund; File No. 2-17620

Dear Mr. Sandoe,

The following responds to your comments of September 15, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 114 that was filed on July 30, 2010 pursuant to Rule 485(a).  The comments pertain to Vanguard Extended Duration Treasury Index Fund.

Comment 1:    Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the purchase fee.  This information is not permitted by Form N-1A in the summary section.

Response:         We will delete the footnote.

Comment 2:    Primary Risks

Comment:         Clarify that interest rate risk is higher for zero-coupon long-term bonds than it is for coupon bearing bonds of similar maturity.

Response:         We will add the requested clarification.

Comment 3:    Other Investment Policies and Risks

Comment:         If derivative risk is a principal risk of the Fund, make disclosure changes as noted in the SEC’s July 30, 2010 letter to the ICI.

Response:         Derivative risk is not a principal risk of the Fund.

Comment 4:    SAI– Fundamental Policies

Comment:         The second to last paragraph of the fundamental policies section states that “unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in the percentage resulting from a change in the market value of assets will not constitute a violation of the restriction.”  Please modify the disclosure to note that a fund’s borrowing is an exception to the general rule stated above.

Christian Sandoe, Esq.

September 17, 2010

Response:         We have modified the disclosure as requested.

Comment 5:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel